Exhibit 14(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-225796 on Form N-14 of our report dated June 20, 2018, relating to the financial statements and financial highlights of BlackRock Summit Cash Reserves Fund of BlackRock Financial Institutions Series Trust (“the Fund”), appearing in the Annual Report on Form N-CSR of the Fund for the year ended April 30, 2018. We also consent to the references to us related to the Fund under the headings “Other Service Providers” and “Financial Highlights” in the Combined Prospectus/Proxy Statement and “Other Service Providers” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

August 10, 2018